Sarbanes-Oxley Code of Ethics for Chief Executive and Senior Financial Officers

The AOG Institutional Diversified Fund, AOG Institutional Diversified Tender Fund and AOG Diversified Master Fund (together the “AOG Funds”) are committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Funds’ Principal Executive Officer, Principal Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide such individuals in the performance of their duties.

As a Senior Officer, you must comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of highethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Funds pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement,sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in ourbusiness as registered investment companies.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Violations”.

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Funds’ interests and to use objectiveand unbiased standards when making decisions that affect the Fund, keeping in mind that you are subject to inherent conflicts of interest because certain officers are also officers of AOG Wealth Management (the “Adviser”) as well as the Fund. Your obligation to conduct the Funds’ business in an honest and ethical mannerincludes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. A conflict of interest for the purpose of this Code of Ethics occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Adviser’s and the Funds’ allocation procedures and the other policies of the Funds are designed to ensure theethical handling of such conflicts. As a result, it is incumbent on you to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Funds’ allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Fund. When making any investment, accepting any position or benefits, participatingin any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where you are receiving a personal benefit, you should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Funds’ or the Adviser’s other applicable policies and procedures. If you are in doubt as to the application or interpretation of any of these, you should make full disclosure of all facts and circumstances to and obtain the prior written approval of the Secretary of the Fund.

Disclosures

It is the policy of the Funds to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Funds files with, or submits to, the Securities and Exchange Commission (“SEC”) and in all other public communications made by the Fund. As aSenior Officer, you are required to promote compliance with this policy by all employees and to abide by the Funds’ standards, policies and procedures designed to promote compliance with this Code of Ethics.

Violations

If you know of or suspect a violation of applicable laws, regulations, policies, procedures or this Code of Ethics,you must immediately report that information to the Chairman of the Audit Committee of the Funds verbally, inwriting or by other means necessary. No one will be subject to retaliation when making any such report in goodfaith report of an actual or suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

Any waiver of this Code, including an implicit waiver, granted to a Senior Officer may be made only by the Board of Trustees or a committee of the Board to which such responsibility has been delegated, and must be disclosed by the Funds in the manner prescribed by law.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Funds’ Senior Officers in the conduct of the Funds’ business. It is not intended to and does not create any rightsin any employee, investor, supplier, competitor, shareholder or any other person or entity.

Confidentiality

All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Board of Trustees of the Trust, the Audit Committee, the legal counsel to the Trust, legal counsel to the independent trustees and such other persons as a majority of the Board of Trustees, including a majority of the independent Trustees, shall determine to be appropriate.